Exhibit 99.1

Suntech Appoints Philip Fan and Weiping Zhou to Board of Directors

Mr. Zhou Appointed President of Suntech

WUXI, China — March 19, 2013 — Suntech Power Holdings Co., Ltd. (NYSE: STP), one of the world’s largest producers of solar panels, today announced it has appointed two new directors to the Company’s Board of Directors effective immediately. Mr. Philip Fan has been appointed as an independent director and Mr. Weiping Zhou has been appointed as an executive director of the board and President of Suntech. With the new appointments, Suntech’s board of directors now has seven members including four independent directors.

“We are delighted to welcome Mr. Fan and Mr. Zhou to Suntech’s board of directors,” said Ms. Susan Wang, Suntech’s chairwoman. “Mr. Fan brings deep experience across multiple industries and is a seasoned director of publicly listed companies, and Mr. Zhou has broad experience in executive and financial management positions during his time at Guolian Group. We are confident that their knowledge and expertise will be invaluable as we navigate near-term challenges and realize Suntech’s long-term potential in the solar industry.”

Mr. Fan was formerly an executive director and is now an independent non-executive director of Hong Kong Stock Exchange listed China Everbright International Ltd., a developer and operator of multiple waste-to-energy and wastewater treatment plants in China. He also serves as an independent non-executive director at HKC (Holdings), Hysan Development Co., First Pacific Co., Zhuhai Zhongfu Enterprise Co. Ltd and Goodman Group. Prior to that, Mr. Fan was an executive director of CITIC Pacific Ltd in charge of industrial projects in China. Mr. Fan holds a Bachelor’s degree in industrial engineering, a Master’s degree in Operations Research from Stanford University and a Master’s degree in Management Science from the Massachusetts Institute of Technology.

As President of Suntech, Mr. Zhou will manage business operations and work with Mr. David King, Suntech’s CEO, and the board to define the strategic direction of the Company. Prior to joining Suntech, Mr. Weiping Zhou served as chairman of Guolian Futures Co., Ltd and finance department manager of Guolian Development (Group) Co. Ltd. Prior to that, he held management roles at Guolian Securities and Hengda Securities. Mr. Zhou holds a Bachelor’s degree in accounting from Hebei College, and an executive MBA from Southeast University in China.

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP) produces solar products for residential, commercial, industrial, and utility applications. With regional headquarters in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are designed to drive solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes the Company’s ability to navigate near term challenges and realize long-term potential in the solar industry. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For media enquiries, please contact:

Shashin Surti

Weber Shandwick for Suntech

Ph: +86 21 2411 0046

Email: Suntech@webershandwick.com